Exhibit 16.1

MARK A. WILTON
1314 E. LAS OLAS BAVD. SUITE 45
FORT LAUDERDALE, FL 33301
TEL: 415-302-1355  FAX: 954-463-6080
E-MAIL - MARWIL2@AOL.COM

March 24, 2011

Next 1 Interactive, Inc.
2690 Weston Road
Suite 200
Weston, Florida 33331

Gentlemen

To: Mr. Bill Kerby, Vice Chairman and CEO, all Directors and Officers of Next One Interactive and RR - TV.

I hereby resign effective immediately, as a Director of the Board of Directors of Next One Interactive and R&R TV and in all other positions which I have been assigned, whether I have served in such capacity or not. I have taken this action due to certain health issues, specifically my ongoing challenges with my eyesight and a failed cornea transplant, which has made it virtually impossible for me to read and drive.

Bill, you have lived this situation with me since I had the surgery.  It has now completely failed and I will be having new surgery in the next few days.  At that time I will be incapacitated for many months.  My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

I wish you all the best of success going forward.

Sincerely,

 /s/ Mark A. Wilton

Mark A. Wilton